KERRY



Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.



06016001

SUPPL

8th August, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:

Listing Applications, Irish Stock Exchange
The *FSA*

Date: 1.6. 2006

AVS No:				
Name of *applicant*:		Kerry Group plc		
Name of scheme:		1986 Executive Share Option Scheme		
Period of return:	From:	1 January 2006	To:	30 June 2006
Balance under scheme from previous return:		9,335		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,000,000		
Number of *securities* issued/allotted under scheme during period:		164,800		
Balance under scheme not yet issued/allotted at end of period		1,844,535		
Number and *class* of *securities* originally listed and the date of admission		3,200,000 June 2000		
Total number of *securities* in issue at the end of the period		187,360,310		

Name of contact:	BRIAN DURRAN
Address of contact:	PRINCES STREET, TRALEE, CO KERRY
Telephone number of contact:	066 7182212

SIGNED BY 

~~Director~~/company secretary/~~suitably experienced employee~~/duly authorised officer, for and on behalf of

Kerry Group plc BRIAN DURRAN
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.